UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Months of April and May 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the months of April and May 2006.

Contents:

Enclosure 1:	Final Results dated April 12, 2006.
Enclosure 2:	Re Agreement dated April 25, 2006.
Enclosure 3:	Directorate Change dated May 2, 2006.
Enclosure 4:	Re Agreement dated May 4, 2006.
Enclosure 5:	OTC Product Launch dated May 15, 2006.
Enclosure 6:	Holding(s) in Company dated May 15, 2006.
Enclosure 7:	Additional Listing dated May 16, 2006.
Enclosure 8:	Statement re Share Price Movement dated May 18, 2006.
Enclosure 9:	Statement re patent filings dated May 25, 2006.

Enclosure 1

BioProgress PLC

April 12, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress plc: Preliminary Results for the year ended 31 December 2005

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the specialty pharmaceutical company, today reports its Preliminary Results for the year ended 31 December 2005.

Highlights

*	Turnover of £4.4 million, mostly generated in H2 2005, and gross profit of £1.8 million

*	Cash balances of £6.5 million at year end

*	Redemption of £5 million convertible bond for £1.65 million in cash and £1.65 million in shares

*	Substantially removed the litigation risks within the business

*	Restructuring of operations resulting in the reduction of both costs and cash burn in the second half of the year by £3.4 million

*	Successful restructuring of partnering arrangements to protect and reinvigorate the company’s commercialisation objectives

*	Successful commercial launch of TABWRAP(tm) and WAFERTAB(tm) technologies

*	First delivery of NROBE(tm) machine in cGMP facility

*	Further investment in BioTec Films resulting in ability to supply cGMP accredited film in February 2006

*	New IP created in both the ingestible oral dosing and non-ingestible device platforms

*	Investment in infrastructure necessary to integrate the Dexo S.A acquisition in 2006 moving the Group to pharmaceutical sales model

Commenting on the Results, Richard Trevillion, Chief Executive Officer of BioProgress plc, said:

‘Bioprogress is now a fully integrated specialty pharmaceutical company. 2005 was a year of two halves. It commenced with spiraling costs, worsening trading conditions, partnership difficulties and operational confusion. However, as a result of rapid action taken during the second half of the year by the new management team, we have entered 2006 a very different company. All key partnerships are progressing rapidly to full commercialisation and the Company is also launching its own products with its own platforms.

The Company’s first quarter 2006 trading has demonstrated the effectiveness of the strategy implemented in the second half of the year. BioProgress is well positioned to end the year for the first time in its history trading profitably at an EBITDA level.’

Application has been made to FTSE for BioProgress to be re-classified from ‘Specialty Chemicals’ to ‘Pharmaceuticals’ within the Healthcare industry. It is expected that this change will be announced in the summer.

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information please contact:

BioProgress plc	+44 (0)1223 394250

Richard Trevillion, Chief Executive Officer

Dan Farrow, Finance Director

Northbank Communications	+44 (0)207 886 8150

Sue Charles

Gemma Bradley

Introduction

BioProgress is pleased to report its Preliminary Results for the year ended 31 December 2005.

CHIEF EXECUTIVE’S REVIEW

The period under review was a pivotal year for BioProgress PLC (`BioProgress’ or ‘the Company’) and its subsidiaries (‘the Group’). 2005 commenced with spiraling costs, worsening trading conditions, partnership difficulties and operational confusion. However, as a result of rapid action taken during the second half by the new management team we have entered 2006 a very different company.

BioProgress is now a fully integrated specialty pharma and healthcare company. We have exploited and will be further exploiting our novel technology platforms for the benefit of the BioProgress group and its chosen partners and will be investing in fast track development of all Group divisions. The technology platforms will enable the group to rapidly differentiate its recently acquired product lines through the newly formed Dexo group of companies and to formulate its own unique oral dosage medicines. Furthermore, with our investment in an international sales and marketing infrastructure, we will be able to distribute the product range on an international basis. An example is the recent launch this month at the Pharmagora Exhibition of the Ronflux anti-snoring range of products and caffeine strips. The Ronflux range is one of Dexo SA’s products, reformulated in an enhanced oral dosage form. The reformulation and launch utilized our formulation and production teams in the US and UK, and our sales and marketing capability within the Dexo subsidiaries. The ability to create and launch in such a short time frame since the acquisition was only completed in January 2006, is testament to the hard work and capabilities of the whole team. This sends a very powerful message to the market.

The restructuring implemented in the second half of 2005 has generated operational as well as financial benefits to the group. Whilst development and now formulation are fundamental drivers of value creation, they do so at a fraction of their historical cost as the approach is now pre market validated development rather than research-led investment.

2005 performance review

There were two very distinct halves to the year and the performance of the business has improved dramatically as the various restructuring and repositioning plans have come to fruition.

First half year 2005

The first half of 2005 was dominated by the strategic and financial review. This review was triggered when it was identified that previous trading forecasts regarding BioTec Films LLC’s revenues, in particular, were unlikely to be achieved. It was also identified that costs were running at excessive levels. Remedial action was taken to manage market expectation but also to reduce the cost base and cash burn. These plans were successfully implemented.

Other changes were required of a more operational nature and were implemented throughout the year as follows:

1.	Review and restructuring of strategic partnering and licensing arrangements.

The historical partnering arrangements were restructured where necessary both to protect the Company and to reinforce and reinvigorate the commercialisation objectives. Confidentiality undertakings govern the scope of these arrangements but partner feedback has been, and continues to be encouraging.

2.	Operational controls.

Headcount was reduced significantly to the levels required to support the strategic direction of the group with built-in flexibility for growth. As a result of the implementation of financial control initiatives, costs are now more tightly controlled with full operational accountability. This has been made possible through the creation of fully transparent team and project structures throughout the Group.

Operational management and reporting systems were installed to provide consistency of approach, control of projects, transparency of resource allocation and improved cost control.

Operational communication now works in a much more effective manner. Each activity fulfils a part of the growth of the whole in an integrated structure with frequent operational progress and control forums.

Operational Progress during the second half of 2005

An underlying asset of the business has always been the strength of its intellectual property (`IP’) and people. Notwithstanding the issues identified earlier in the year and the required restructuring which took place, progress of a positive nature has taken place throughout the year.

In fact, the restructuring accelerated the pace of some of the developments which are now benefiting the Company.

New IP has been created strengthening our asset base in both the ingestible oral dosing and non-ingestible device platforms.

The commercial launch of the TABWRAP(tm) and WAFERTAB(tm) technologies at the CPhI exhibition in November was a great success and generated a number of feasibility and evaluation enquiries, some of which have now turned into commercial agreement discussions. In particular, progress with our TABWRAP(tm) platform has enabled not only multiple partnership discussions but also allowed the Group to rapidly add value to its own oral dose medicines giving them not only enhanced properties but much improved marketing and pharmacological profiles.

The first NROBE(tm) machine was delivered and installed in a cGMP facility in June. Since then, significant progress has been made which has been positively recognised by our partner FMC.

Investment has also been made in upgrading our BioTec Films LLC division. This investment involved both process improvements as well as capital expenditure throughout the second half of 2005. These improvements enabled the Company to announce in February 2006 that we were able to supply cGMP accredited film both externally to our partners and customers and as part of our investment in our own products and our development into a specialty pharma and healthcare business. Historically, BioTec could produce to food grade standard but this was not sufficient approval to allow the Group to benefit from the higher margin potential of the pharmaceutical industry.

Finally, on the financial side, in June 2005 we were able to redeem the convertible bond issued in October 2004.

Post balance sheet events

By far the biggest change to the Group has been the acquisition of Dexo S.A. and the creation of Dexo BioGenerics Limited which, although completed in early January, had been the focus of the Company’s energies in the weeks leading up to the year end. Dexo was a long-standing profitable private company with specific expertise in registering and marketing innovative branded products into the French healthcare system. It operates in the area of registered pharmaceuticals, and specialises in medicines to treat gastrointestinal illness, and products for ear, nose and throat ailments, along with a treatment for Wilson’s Disease. Dexo SA continues to be managed by Mr. Jean-Francois Sfarti, the former CEO of Sanofi Pharma France. In addition, as part of both the preparation for and rapid expansion of Dexo, the Company has recruited senior pharmaceutical management personnel.

Through the creation of the new pharmaceutical division, BioProgress will be able to apply its own technologies to its own products and develop improved formulations, thus improving traditional medicines and reinvigorating brands. We have already started to do this ahead of the predicted timetable, not only creating a profitable revenue stream for the Group but demonstrating to consumers and partners the benefits of our technologies.

In addition, on 27 January 2006 the company settled the litigation with Stanelco Plc, whereby BioProgress Technology Limited and Stanelco RF Technologies Limited were disputing entitlement to three families of patents relating to the making of water-soluble capsules sealed using radio frequency. Under the main terms of settlement, both parties will be able to commercially exploit all three patent families.

Financial review

Turnover was £4.4 million for the year ended 31 December 2005, an increase of 77% over 2004. Most of this revenue came from BioTec Films Inc which was acquired by the group in March 2004. Adjusting 2004, as there was only 9 months of revenue reported post acquisition, turnover increased by 32% in 2005.

This revenue increase was also delivered with an improved gross margin. The gross margin in 2004 was 32% and this increased in 2005 to 40%. The improvement in turnover was a result of rapid management action earlier in the year yielding new clients with a reduced cost base.

Administrative expenses for the full year were £11.26 million compared to £8.4 million. The interim announcement made in September 2005 identified substantial increases in operating costs when compared to 2004 and remedial action taken by the new management team during the second half of the year. The reported administrative expenses for the first 6 months were £7.3 million and this was successfully reduced to £3.9 million for the second half of the year. Further reductions in non strategic costs have been implemented with the expectation that the resultant overhead structure will be more representative of the current underlying business.

The loss for the year ended 31 December 2005 was £8.7 million compared to £7.1 million in 2004. The majority of the 2005 losses were incurred in the first half of the year. This clearly illustrates the impact of the internal restructuring and extensive cost reduction program implemented during the second half of the year. The loss per ordinary share was 7.2 p (2004: loss 6.3p).

Cash on the balance sheet was £6.5 million at the year end (2004: £14.4 million). The cash has been used, primarily to fund the operations but £1.65 million was used to part settle the convertible debt. Improvements have been made in the management of working capital during the year with reductions in both stock and debtor balances positively contributing to the cash flow from operating activities.

In June 2005, the Company redeemed the £5 million convertible debt via the issue of £1.65 million of ordinary shares and £1.65 million in cash. In accordance with the accounting standard (FRS 25), £544,000 has been recognised as the accounting gain in the profit and loss account within net interest.

Outlook

In 2006 we intend to capitalise upon the momentum built in the second half of 2005. The Company is already enjoying strong organic growth in all business areas and the outlook for the remainder of this year is [extremely] positive.

Richard Trevillion: Chief Executive Officer

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2005

		Year ended 31 December
	Note	2005		2004
		£’000		£’000
Turnover		4,429		2,508
Cost of sales		(2,658)		(1,706)
Gross profit		1,771		802
Administrative expenses		(11,256)		(8,390)
Operating loss		(9,485)		(7,588)
Net Interest exceptional gain on redemption of convertible bond		544		—
Other Net interest		271		457
Loss on ordinary activities before taxation		(8,670)		(7,131)
Tax on loss on ordinary activities		—		—
Loss for the year transferred from reserves		(8,670)		(7,131)
Loss per ordinary share
Basic and fully diluted	2	(7.2	)p	(6.3	)p

AUDITED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005

	Note	2005	2005	2004	2004
		£’000	£’000	£’000	£’000
Fixed assets
Intangible assets		13,856		13,953
Tangible assets		1,874		1,975

			15,730		15,928

Current assets
Stocks		453		1,761
Debtors		1,541		1,972
Cash at bank and in hand		6,517		14,447

			8,511		18,180

Creditors: amounts falling due within one year		2,003		(1,522)

Net current assets		6,508		16,658
Total assets less current liabilities		22,238		32,586

Creditors: amounts falling due after more than one year	3	—		(4,717)
Provision for liabilities and charges		(3,148)		(2,861)

		19,090		25,008

Capital and reserves
Called up share capital	4	1,231		1,178
Share premium account		34,251		32,304
Profit and loss account		(17,709)		(8,713)
Other reserves		1,317		239
Equity Shareholders’ funds	5	19,090		25,008

AUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

		Year ended 31 December
	Note	2005	2004
		£’000	£’000
Net cash outflow from operating activities	6	(6,687)	(7,806)

Returns on investments and servicing of finance
Interest received		434	506
Interest paid		(5)	(2)
Net cash inflow from returns on investments and servicing of finance		429	504

Taxation		—	(12)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(269)	(848)
Net cash outflow from capital expenditure and financial investment		(269)	(848)
Acquisitions and disposals
Purchase of unincorporated business		—	(1,901)
Net cash outflow from acquisitions and disposals		—	(1,901)

Financing
Issue of shares		262	18,621
Share issue costs		—	(455)
(Redemption)/Receipts from convertible bond		(1,650)	5,000
Issue costs for convertible bond		—	(44)
Redemption of preference shares		—	(484)

Net cash (outflow)/inflow from financing		(1,388)	22,638

(Decrease)/ Increase in cash	7	(7,915)	12,575

EXTRACTED NOTES FROM THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

1 ACCOUNTING POLICIES

BASIS OF PREPARATION

The principal accounting policies of the group are set out in the group’s 2004 annual report and financial statements. The policies have remained unchanged from the previous annual report apart from those detailed below that have been adopted to reflect transactions during the course of the year.

Financial instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its financial liabilities.

Where the contractual obligations of financial instruments (including share capital) are equivalent to a similar debt instrument, those financial instruments are classed as financial liabilities. Financial liabilities are presented as such in the balance sheet. Finance costs and gains or losses relating to financial liabilities are included in the profit and loss account. Finance costs are calculated so as to produce a constant rate of return on the outstanding liability.

Where the contractual terms of share capital do not have any terms meeting the definition of a financial liability then this is classed as an equity instrument. Dividends and distributions relating to equity instruments are debited direct to equity.

Compound instruments

Compound instruments comprise both a liability and an equity component. At date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar debt instrument. The liability component is accounted for as a financial liability.

The residual is the difference between the net proceeds of issue and the liability component (at time of issue). The residual is the equity component, which is accounted for as an equity instrument.

The interest expense on the liability component is calculated applying the effective interest rate for the liability component of the instrument. The difference between this amount and any repayments is added to the carrying amount of the liability in the balance sheet.

On redemption the consideration due is allocated between the liability and equity components based on the present value of the future cash flows of the instrument. The difference between the consideration due and the present values of the instrument’s cash flows is deducted from the equity component. The gain or loss on redemption is the difference between the liability component and the present value of the instrument’s cash flows and is charged to the profit and loss account within net interest.

In accordance with the transitional rules for FRS 25, the exemption regarding comparatives has been taken. Accordingly there are no comparative figures given, only the disclosures required for the current year.

Previously the convertible bond was recognised as a liability of the group.

2 LOSS PER SHARE

	Year ended 31 December
	2005		2004
	£’000		£’000
Basic loss per share
Loss for the financial year	(8,670)		(7,131)

	Number		Number
	000’s		000’s
Weighted average number of ordinary shares	121,001		113,361

Basic and fully diluted loss per share	(7.2	)p	(6.3	)p

The convertible bond, share options and warrants in issue are anti-dilutive and therefore the basic loss per share and diluted loss per share are the same.

3 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Year ended 31 December
	2005		2004
	£’000		£’000
Convertible Bond	—		(4,717)

In October 2004 the group raised £5 million via the issue of a 4% unsecured convertible bond due in 2009. The terms of the bond allowed conversion into ordinary shares at any time during its term at the option of the bondholder at the conversion price of £1.52 per share.

The implementation of FRS25 resulted in the transfer of £1,078,000 from Debt to Equity in respect of the convertible bond on the 1 January 2005. The convertible bond was redeemed in the year for a total consideration of £3,300,000 which was made up of £1,650,000 cash and the issue of 4,285,714 shares with a value of £ 1,650,000. On redemption, the present value of the future cash flows of the convertible bond were in excess of the consideration due and therefore all of the consideration has been allocated to the liability component. An exceptional gain on the redemption of £544,000 has been credited to the profit and loss account.

4 SHARE CAPITAL

	2005	2004
	£	£
Authorised

240,085,000 (2004: 180,000,000) ordinary shares of £0.01 each	2,400,850	1,800,000
80,000 convertible 4% preference shares of £0.005 each	400	400
90,000 4% preference shares of £0.005	450	450

	2,401,700	1,800,850

Allotted, called up and fully paid
123,076,259 (2004: 117,797,637) ordinary shares of £0.01 each	1,230,763	1,177,976

	1,230,763	1,177,976

Allotments during the period

On the 9 June 2005 the company issued 4,285,714 ordinary shares of £0.01 each at an issue price of £0.385 per share proceeds being £1.65 million less expenses. These were used as part settlement of the Convertible Bond.

On 15 June 2005 the company issued 992,908 ordinary shares of £0.01 at an issue price of £0.3525 per share proceeds being £350,000 in Settlement of the legal dispute with Mr Charles Tatnell.

The share issues in the year have resulted in total consideration to the company of £2,000,000 which has been used in settlement of the above. The difference between the consideration and nominal value of shares issued amounting to £1,947,214 has been credited to the share premium account.

5 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Year ended 31 December
	2005	2004
	£’000	£’000
Loss for the year	(8,670)	(7,131)
Issue of shares	2,000	13,233
Redemption of preference shares	—	(484)
Warrants granted in the year	—	239
Exchange differences	(326)	64
Net (decrease)/increase in shareholders’ funds	(6,996)	5,921
Shareholders’ funds at 1 January 2005 (previously reported)	25,008	19,087
Reclassification of equity component of convertible bond	1,078	—
Shareholders’ funds at 1 January 2005 (restated)	26,086	19,087
Shareholders’ funds at 31 December 2005	19,090	25,008

6 NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Year ended 31 December
	2005	2004
	£’000	£’000
Operating Loss	(9,485)	(7,588)
Depreciation and amortisation	1,245	1,074
Decrease/(increase) in stocks	1,351	(1,512)
Decrease/(increase) in debtors	660	(688)
(Decrease)/increase in creditors	(808)	648
Non cash share issue	350	—
Exchange rate movements	—	260
Net cash outflow from operating activities	(6,687)	(7,806)

On 15 June 2005 the company issued 992,908 ordinary shares of £0.01 at an issue price of £0.3525 per share proceeds being £350,000 in Settlement of the legal dispute with Mr Charles Tatnell.

7 RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET FUNDS

	Year ended 31 December
	2005	2004
	£’000	£’000
(Decrease)/ increase in cash in the period	(7,915)	12,575
Cash outflow/(inflow) from financing	1,650	(4,956)
Non-cash issue costs	—	239
Non-cash redemption of convertible debt	3,067	—
Foreign exchange	(15)	—
Net Funds at 1 January 2005	9,730	1,872
Net Funds at 31 December 2005	6,517	9,730

8 ANALYSIS OF CHANGES IN NET FUNDS

	At 1 January 2005	Cash Flow	Non cash Items	Foreign Exchange	At 31 December 2005
	£’000	£’000	£’000	£’000	£’000
Cash at bank and in hand	14,447	(7,915)	—	(15)	6,517

Convertible Bond	(4,717)	1,650	3,067	—	—

	9,730	(6,265)	3,067	(15)	6,517

Non-cash items represent shares issued for non cash consideration in relation to the redemption of the convertible bond.

9 POST BALANCE SHEET EVENTS

Acquisition of Dexo SA

On 5 January 2006, BioProgress plc acquired the whole issued share capital of Dexo S.A. (‘Dexo’), a French specialty pharmaceutical company. This acquisition, through a newly formed vehicle Dexo BioPharm Limited (‘Dexo BioPharm’), signals a significant change from a drug delivery and material sciences company into an integrated specialty pharmaceutical and healthcare business, which can develop and market its core technologies in combination with other innovative products.

The consideration for the acquisition of Dexo is Euro12.5m, Euro8m was paid in cash and Euro4.5m in sterling denominated ordinary shares, representing 5,866,791 new ordinary shares.

The company issued 12,285,328 shares at a price of £0.47 on 3 January 2006 for cash, in order to part finance the Dexo deal.

Stanelco PLC

On 27 January 2006 the company settled the litigation with Stanelco Plc, whereby BioProgress Technology Limited and Stanelco RF Technologies Limited were disputing entitlement to three families of patents relating to the making of water-soluble capsules sealed using radio frequency. Under the main terms of settlement, both parties will be able to commercially exploit all three patent families. Stanelco plc agreed to issue to BioProgress new ordinary 0.1p shares with a market value of £1,000,000.

10 PUBLICATION OF NON-STATUTORY ACCOUNTS

The consolidated profit and loss account, consolidated balance sheet and consolidated cash flow statement and associated notes for the year ended 31 December 2005 have been extracted from the group’s audited financial statements. These financial statements have not yet been delivered to the Registrar.

Enclosure 2

BioProgress PLC

April 25, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress signs sales and marketing partner for France

Cambridge, UK, 25 April 2006 - BioProgress (AIM: BPRG; NASDAQ: BPRG), the specialty pharma and healthcare company, has signed a strategic partnership agreement with the pharmaceutical sales and marketing company, Cristers, for the promotion and distribution of its over-the-counter (OTC) SOLULEAVES(tm) products in France.

The products that Cristers will market for BioProgress’ subsidiary, Dexo S.A. (Dexo) include the newly-launched Ronflux anti-snoring film strips, a range of vitamin, mineral, nutritional and herbal products and a licensed range of pharmaceutical OTC medicines. Each of these products uses BioProgress’ SOLULEAVES(tm) technology, in which active ingredients, colours and flavours are incorporated into a GMO-free, non-animal derived film, which dissolves in the mouth, releasing the active ingredients.

With over 160 sales personnel based in Herblay, near Paris, France, and telemarketing and distribution systems in place, Cristers is well positioned to sell Dexo products in France. The Company was formed in 2005 by Stephane Joly, President of Cristers, with the backing of Investinov and Nepenthes. Investinov is France’s leading contract sales organisation with over 1200 medical representatives. Nepenthes is one of France’s largest retail pharmacist buying groups with over 22% of the market share.

Richard Trevillion, CEO of BioProgress said: ‘This is an important strategic partnership for BioProgress. Cristers has excellent credentials and will provide Dexo with significant resources in the areas of pharmacy promotion, direct marketing and promotion to doctors. With the backing of France’s largest contract sales organisation, and the largest pharmacist buying group, Cristers will be able to rapidly expand the Dexo sales coverage in France. Our confidence in the Cristers management team, has led us to commit to a long-term strategic partnership.’

BioProgress launched two of its SOLULEAVES(tm) products, Ronflux strips and caffeine strips, via Dexo at Pharmagora 2006, an annual French retail pharmacists’ trade show, earlier this month. Due to the positive response to these products at the show, BioProgress has accelerated its development and launch programmes for all its SOLULEAVES(tm) products, to meet the anticipated demand. These products are manufactured at the BioProgress group’s cGMP accredited facility based in Tampa, Florida, USA.

For further information please contact:

BioProgress plc	+44 (0)1223 3944250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Gemma Bradley
Justine Lamond

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 3

BioProgress PLC

May 2, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Resignation of Director

Cambridge, UK, 2 May 2006 - BioProgress (AIM: BPRG; NASDAQ: BPRG), the specialty pharma and healthcare company, announces that Dan Farrow resigned as Finance Director on 28 April 2006. The Company has taken steps to ensure that this resignation has no adverse effect upon the operations of the BioProgress group. The Company wishes Dan well in his future career.

For further information please contact:

BioProgress plc	+44 (0)1223 3944250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Gemma Bradley	+44 (0)7899 891 256
Justine Lamond

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 4

BioProgress PLC

May 4, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress plc announces strategic joint development agreement with Uluru Inc.

Cambridge, UK, 4 May 2006 BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announced that it has signed a joint strategic development agreement with the emerging speciality pharmaceutical company, Uluru Inc. The companies will initially work together to develop an anti-emetic product for the relief of nausea, using a combination of BioProgress’ film technology and Uluru’s Oradisc(tm) drug delivery technology. This relationship will then go on to develop further therapeutic products.

Uluru Inc. is focused on the development of a portfolio of wound management, plastic surgery and oral care products to provide patients and consumers improved clinical outcomes through controlled delivery. Uluru’s OraDisc(tm) technology is an innovative erodible film technology that sticks to mucous membranes and allows sustained release of actives into the systemic circulation over a period of several hours.

The new products are expected to resemble BioProgress’ in-the-mouth range of films strips, which can dissolve instantly, releasing the embedded active ingredients. However, by adding the Oradisc(tm) technology to these films, the resulting products will not only be fast acting, but will also offer sustained release of actives over several hours. These new products will therefore have properties that neither technology could achieve on its own.

Patients with nausea are often unable to take tablets effectively, so an in-the-mouth instant release anti-emetic offers a good solution to treat acute nausea and the OraDisc technology provides a longer term solution to the problem. This is a therapeutic area with a large unmet need. BioProgress has a large amount of in-house expertise in this area and Uluru has significant experience in development of film technology through FDA approval.

Richard Trevillion, CEO of BioProgress, said: ‘We are delighted to be entering a strategic partnership with Uluru Inc. The technologies from both companies are complimentary and can work in combination to create products with both instant release and sustained release characteristics. This approach has the potential to create real therapeutic value and enhance the effectiveness of medicines.’

Kerry Gray, CEO of Uluru Inc. said: ‘This partnership is exciting for both companies as we can access the development strengths and resources of both groups. Our ability to combine instant release with sustained delivery over an extended period has the potential to create considerable value. We will be applying proven technologies to existing medicines with the objective of dramatically improving the resultant profile.’

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

About Uluru Inc.:

Uluru Inc. is an emerging speciality pharmaceutical company focused on the development of a portfolio of wound management plastic surgery and oral care products to provide patients and consumers improved clinical outcomes through controlled delivery utilizing its innovative transmucosal delivery system and Hydrogel Nanoparticle aggregate technology.

This press release contains certain statements that are forward-looking within the meaning of Section 27a of the Securities Act of 1933, as amended, and that involve risks, and uncertainties, including but not limited to statements made relating to the establishment of a sales and marketing organization, the marketing of three additional products and the achievement of a listing on NASDAQ or an exchange. These statements are subject to numerous risks, including but not limited to the risks detailed in the Company’s Annual Report on Form 10-K, for the year ended December 31, 2004, Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and other reports filed by us with the Securities and Exchange Commission

For further information please contact:

BioProgress plc	+44 (0) 1223 394250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44 (0) 207 886 8150
Sue Charles
Gemma Bradley
Justine Lamond

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 5

BioProgress PLC

May 15, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress announces the OTC launch of sore throat treatment, Collunovar for Dexo France

Cambridge, UK, 15 May 2006 - BioProgress (AIM: BPRG; NASDAQ: BPRG), the speciality pharmaceutical and healthcare company, today announced that its treatment for sore throats, Collunovar, has been launched in France as an over-the-counter (OTC) medicine.

The product has previously been marketed only to doctors for prescription use. The change of status will increase the market potential for the product with the ability to launch new line extensions.

Collunovar is one of the brands acquired by BioProgress with the acquisition of Dexo in January 2006. It is a product that contains the molecule Chlorhexidine which acts as a local antibacterial agent in the mouth. It can be used for the treatment of sore throats and other oral conditions such as gingivitis.

With Collunovar as an OTC medicine, Dexo France plans to build a core franchise in the cough and cold category using a long established brand with good prescription heritage. BioProgress plans to develop new line extensions using the Company’s XGEL(tm) polymer technologies.

Dexo has also extended its agreement with the pharmaceutical sales and marketing company, Cristers, to incorporate Collunovar. The Company expects this extension to help maximise the sales of the product to retail pharmacies before the traditional buy-in period for the cough and cold season.

Richard Trevillion, CEO of BioProgress said: ‘Collunovar is an important strategic product for our Dexo subsidiary. By delivering a well known brand into the OTC arena Collunovar will not only deliver short term organic growth, but more importantly, it will serve as a core brand to launch a number of other products in the market sector using our technology. Our ongoing confidence with the Cristers management has allowed us to accelerate our OTC ambitions in France. The launch highlights our proactive management in creating revenue growth for our shareholders’ BioProgress is currently developing a number of reformulated products using a variety of the Group’s platform technologies, including TABWRAP(tm), SWOLLO(tm) and WAFERTAB(tm), and based on existing branded and generic formulations.

For further information please contact:

BioProgress plc	+44 (0)1223 394250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Gemma Bradley
Justine Lamond

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

About Cristers:

Cristers is a pharmaceutical sales and marketing company with over 160 sales based personnel based in Herblay, near Paris in France. The company was formed in 2005 by Stephane Joly, President of Cristers, with the backing of Investinov and Nepenthes. Investinov is France’s leading Contract Sales Organisation with over 1200 medical representatives. Nepenthes is one of France’s largest retail pharmacist buying groups with over 22% market share.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 6

BioProgress PLC

May 15, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Notification of Interest in Shares

BioProgress plc (the “Company”) received notification on 12 May 2006 that Man Financial Limited no longer has a notifiable interest in the issued ordinary share capital of the Company.

Enclosure 7

BioProgress PLC

May 16, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Application has been made to the London Stock Exchange for the admission of 100,000 new ordinary shares of 1p each fully paid, ranking pari passu with the existing ordinary shares (“Ordinary Shares”), to trading on the Alternative Investment Market (“AIM”). These new Ordinary Shares were allotted subsequent to the exercise of options under the Company’s option scheme.

Trading in the new Ordinary Shares is expected to commence on 17 May 2006.

Enclosure 8

BioProgress PLC

May 18, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress plc: Statement re: Share price

The directors of BioProgress (AIM: BPRG; NASDAQ: BPRG), the speciality pharmaceutical and healthcare company, believe the recent decline in the Company’s share price is the result of broader market volatility and is not reflective of the fundamentals of the group.

The directors remain extremely confident in the prospects of the group and anticipate further positive news flow resulting from the continued implementation of the Company’s strategy, in the near term.

For further information please contact:

BioProgress plc	+44 (0)1223 394250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Gemma Bradley
Justine Lamond

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 9

BioProgress PLC

May 25, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress: Update on MRSA containment system and other patent filings

Cambridge, UK, 25 May 2006 - BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, announces that its subsidiary BioProgress Technology Limited has filed a UK patent application for the use of its XGEL(tm) film system technology in a waste containment system to help prevent the spread of MRSA (Methicillin Resistant Staphylococcus Aureus) in hospitals.

The development of the containment system was assisted by the Company’s Advisory Board, which has also been involved with making recommendations for MRSA prevention systems for use across the NHS. The Company will explore whether there are additional areas in which the containment system or the XGEL(tm) film technology could be of use within the medical device sector.

The Company further announces that BioProgress Technology Limited has filed UK patent applications covering additional innovative developments to its TABWRAP(tm) encapsulation technology. The Company also continues to expand its patent families by filing applications in numerous international territories which claim priority from existing applications filed in the UK or through the Patent Cooperation Treaty route. At present, the BioProgress group owns 40 granted patents in 31 different patent families.

Richard Trevillion, CEO commented: ‘The Company continues to apply for patents to protect relevant commercial applications of its novel XGEL(tm) systems, whilst at the same time executing its growth as a speciality pharma and healthcare company. With respect to the MRSA prevention system, this is an endorsement of our market-led approach and illustrates how the non-ingestible containment side of our business can have real commercial advantages. We believe the system to be simple, not adding further complexity to the operating theatre, and helping to reduce the risk of infection. This IP filing is an example of how the Company’s core IP has applications in pharmaceutical and medical device markets.’

For further information please contact:

BioProgress plc	+44 (0)1223 394250
Richard Trevillion, Chief Executive Officer

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Gemma Bradley
Justine Lamond

About BioProgress plc:

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm)

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Dated: June 7, 2006